Exhibit 99.1

LogProstyle Inc. Aoyama Building 13th floor, 1-2-3 Kita-Aoyama, Minato-ku, Tokyo, 107-0061, Japan https://www.logprostyle.co.jp/

LogProstyle Announces Discontinuation of Share Repurchase Program and Consideration of Possible Special Dividend

April 7, 2026

LogProstyle Inc. (NYSE American: LGPS) (the “Company” or “LogProstyle”), headquartered in Minato-ku, Tokyo, Japan, today announced that it has discontinued its share repurchase program and that it is considering a special dividend.

The Company previously implemented a share repurchase program. However, after comprehensively considering the progress of repurchases under the program and the current market environment, the Company has decided to discontinue the program in order to pursue a more effective capital policy and enhance shareholder returns.

In addition, the Company’s Board of Directors (the “Board”) is considering declaration of a special cash dividend, to be funded by the remaining unused portion of the authorized share repurchase amount. The final decision regarding any special dividend is expected to be made at the Board meeting scheduled for May 15, 2026. Declaration of a special dividend is subject to, among other things, approval of the Company’s audited financial statements for the year ended March 31, 2026 by the Japanese statutory auditor. There can be no assurance regarding whether the Board will declare a dividend, and, if declared, regarding the amount of any dividend, or the timing thereof. The declaration, payment, and amount of any future dividends are subject to the sole discretion of the Board and will depend upon numerous factors, including the Company’s financial condition, earnings, capital and legal requirements, debt covenants, regulatory constraints, and other factors the Board deems relevant. The Company’s dividend policy may be amended, revoked, or suspended at any time and for any reason at the Board’s discretion.

Further details regarding a special dividend, if declared by the Board, including the dividend amount, record date, and payment date, will be announced promptly following determination.

Yasuyuki Nozawa, Representative Director, President and CEO of LogProstyle, said, “We continuously evaluate our capital allocation approach to best support long-term value creation. This initiative involves considering the potential reallocation of the remaining unused portion of our authorized share repurchase amount toward a special dividend, while maintaining flexibility in our financial strategy and strengthening shareholder returns.”

Forward-Looking Statements Disclaimer:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding the potential reallocation of the remaining unused portion of the authorized repurchase amount toward a special dividend, the potential declaration of any such dividend, the anticipated amount of any such dividend and the Company’s capital allocation strategy. These statements are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed or implied in the forward-looking statements. These risks and uncertainties include, but are not limited to, the outcome of the approval of the Company’s audited financial statements, the outcome of Board deliberations and approvals, general economic conditions, changes in market conditions, and other factors described in the Company’s filings with the U.S. Securities and Exchange Commission, including the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on July 7, 2025. Forward-looking statements speak only as of the date they are made and the Company undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this press release, except as required by applicable law. Any references to our website have been provided as a convenience, and the information contained on such website is not incorporated by reference into this press release.

About LogProstyle Inc.

LogProstyle Inc. is involved in a wide range of businesses, including real estate development, hotel management, and restaurant management. With the slogan “redefine life style,” the Company is pursuing various projects aimed at illustrating an innovative and sustainable lifestyle. LogProstyle is the first unlisted Japanese company to list its Japanese common shares directly on a major United States stock exchange rather than through American Depositary Receipts (ADRs).

Website: https://www.logprostyle.co.jp/investors/

Contacts

LogProstyle Inc., Investor Relations, ir@logprostyle.co.jp

Alphaterra Advisory, Takuo Katayama, takuo.katayama@alphaterraadvisory.com